FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

July 29, 2008

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on July 29, 2008.

Item 4

Summary of Material Change

Gammon Gold to Release Second Quarter 2008 Financial Results August 8, 2008

Item 5

Full Description of Material Change

Gammon Gold Inc. (“Gammon Gold”) (TSX:GAM and AMEX:GRS) is pleased to announce that the Company’s quarterly financial results for the three month period ended June 30, 2008 will be released before the market opens on Friday, August 8, 2008. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Friday, August 8, 2008 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

  Toll Free: 1-800-762-8795

When the Operator answers please ask to be placed into the Gammon Gold Second Quarter Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:
 http://w.on24.com/r.htm?e=115156&s=1&k=612D0B17749C728C344923B6AA35599E

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, Friday, August 15, 2008 by dialing the appropriate number below:

Local Toronto Participants: 1-416-640-1917 Passcode: 21279147#
North America Toll Free: 1-877-289-8525 Passcode: 21279147#
Outside North America: 1-416-640-1917 Passcode: 21279147#

Archive Webcast:

The webcast will be archived for 365 days by following the link provided below:
http://w.on24.com/r.htm?e=115156&s=1&k=612D0B17749C728C344923B6AA35599E
or via the Company’s website at www.gammongold.com.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9

Date of Report

July 29, 2008